

March 24, 2015

Via E-mail
James P. Brannen
Chief Executive Officer
FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

>   **Re: FBL Financial Group, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 17, 2015**
>   **File No. 001-11917**

Dear Mr. Brannen:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Proposal Number Two, page 36

1. We refer to the proposed amendment to your Third Restated Bylaws designating a state court located within the State of Iowa, or, if no such state court has jurisdiction, a federal court located within the State of Iowa, as the sole and exclusive forum for specified legal actions, unless otherwise consented to by the company. Please highlight that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims. Additionally, please discuss the extent to which Iowa courts have found such choice of forum clauses valid and enforceable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director